UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                            JB OXFORD HOLDINGS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    466107208
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                                 (CUSIP Number)

                             Christopher L. Jarratt
                            401 Union St., 12th Floor
                               Nashville, TN 37219
                                 (615) 255-3199
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 2004
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]
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

CUSIP No. 466107208
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 1.    Name of Reporting Person:          I.R.S. Identification Nos. of above
       Third Capital Partners, LLC        persons (entities only): 88-0445457
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 2.    Check the Appropriate Box if a Member of a Group (See Instructions):
       (a)              [_]
       (b)              [_]
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 3.    SEC Use Only:

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 4.    Source of Funds (See Instructions):
       OO
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 5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e): [_]
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 6.    Citizenship or Place of Organization:
       Nevada
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                       7.    Sole Voting Power:
                             2,039,474
                       ---------------------------------------------------------
          Number of    8.    Shared Voting Power:
           Shares            0
        Beneficially   ---------------------------------------------------------
          Owned by     9.    Sole Dispositive Power:
       Each Reporting        2,039,474
         Person With   ---------------------------------------------------------
                       10.   Shared Dispositive Power:
                             0
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11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
       2,039,474
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

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]
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13.    Percent of Class Represented by Amount in Row (11):
       52.7%
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14.    Type of Reporting Person (See Instructions):
       OO
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                                       2

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

CUSIP No. 466107208
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1.     Name of Reporting Person:          I.R.S. Identification Nos. of above
       Christopher L. Jarratt             persons (entities only):
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions):
       (a)          [_]
       (b)          [_]
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3.     SEC Use Only:

--------------------------------------------------------------------------------
4.     Source of Funds (See Instructions):
       OO
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5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2
       (d) or 2(e): [_]
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6.     Citizenship or Place of Organization:
       US
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                       7.    Sole Voting Power:
                             2,156,724(1)
                       ---------------------------------------------------------
           Number of   8.    Shared Voting Power:
            Shares           0
         Beneficially  ---------------------------------------------------------
           Owned by    9.    Sole Dispositive Power:
        Each Reporting       2,156,724(1)
          Person With  ---------------------------------------------------------
                       10.   Shared Dispositive Power:
                             0
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11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
       2,156,724(1)
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

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions):
       [_]
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13.    Percent of Class Represented by Amount in Row (11):
       54.1%
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14.    Type of Reporting Person (See Instructions):
       IN
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(1) Includes: (i) 4,750 shares owned directly; (ii) options to purchase 112,500 shares and (iii) an aggregate of 2,039,474 shares owned by Third Capital Partners, LLC which are attributable to Mr. Jarratt as the Managing Member of Third Capital Partners, LLC.


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

CUSIP No. 466107208

AMENDMENT NO. 1 TO SCHEDULE 13D

      This Amendment No. 5, dated September 13, 2004, to Schedule 13D is filed by the reporting persons and amends and supplements the Schedule 13D as previously filed by the reporting persons with the Securities and Exchange Commission on July 6, 1998, and amended by Amendments 1 through 4 (as amended, the "Schedule 13D"), relating to the common stock, $.01 par value of JB Oxford Holdings, Inc., a Utah corporation.

      Items 2, 3 and 5 of the Schedule 13D are hereby amended and/or supplemented, as follows:

ITEM  2. IDENTITY AND BACKGROUND

         Item 2 is amended as follows:

         (a) The persons filing this Amendment to Schedule 13D are Third Capital Partners, LLC and Christopher L. Jarratt. Mr. Jarratt is the Managing Member of Third Capital Partners.

         (b) The address of Third Capital Partners is 8275 Southeastern Avenue, Site 200, Las Vegas, Nevada 89123. The business address of Mr. Jarratt is 401 Union Street, 12th Floor, Nashville, Tennessee 37219.

         (c) Third Capital Partners was formed December 20, 1999 for the principal purpose of acquiring the assets of Third Capital Partners, LLC, a Tennessee limited liability corporation. Mr. Jarratt's principal occupations are Chairman of the Board and Chief Executive Officer of JB Oxford and Chief Executive Officer and Managing Member of Third Capital, LLC, a Nevada limited liability company, that engages in investment and advisory services.

         (d) Negative with respect to Third Capital Partners and Mr. Jarratt.

         (e) Negative with respect to Third Capital Partners and Mr. Jarratt.

         (f) Third Capital Partners is a limited liability company organized under the laws of the state of Nevada. Mr. Jarratt is a citizen of the United States of America.

ITEM  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is supplemented as follows:

         On September 13, 2004, Third Capital Partners converted (i) the 9% Senior Secured Convertible Note issued by JB Oxford Holdings, Inc. to Third Capital Partners in the principal amount of $3.4 million, and (ii) the 9% Convertible Note issued by JB Oxford Holdings, Inc. to Third Capital Partners in the principal amount of $2.0 million, into an aggregate of 2,029,474 shares of the common stock of JB Oxford Holdings, Inc.


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

ITEM  5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is amended and supplemented as follows:

         (a) On September 13, 2004, Third Capital Partners converted (i) the 9% Senior Secured Convertible Note issued by JB Oxford Holdings, Inc. to Third Capital Partners in the principal amount of $3.4 million, and (ii) the 9% Convertible Note issued by JB Oxford Holdings, Inc. to Third Capital Partners in the principal amount of $2.0 million, into an aggregate of 2,029,474 shares of the common stock of JB Oxford Holdings, Inc. According to the most recently available filing with the Securities and Exchange Commission by JB Oxford Holdings, Inc., there are 3,871,223 shares of common stock outstanding as of the close of business on September 13, 2004, including the 2,029,474 shares issued to Third Capital Partners upon the conversion of the notes described above.

         The 2,039,474 shares owned by Third Capital Partners represent approximately 52.7% of the outstanding shares.

         As the Managing Member of Third Capital Partners, Mr. Jarratt may be deemed to beneficially own all of the shares owned by Third Capital Partners. In addition, Mr. Jarratt directly owns 4,750 shares and options to purchase 112,500 shares. Assuming the exercise of Mr. Jarratt's options, there would be 3,983,723 shares outstanding, and following such exercise, Mr. Jarratt would be deemed to beneficially own 2,156,724 shares, or approximately 54.1% of the outstanding shares.

         (b) Mr. Jarratt, as the Managing Member of Third Capital Partners, has sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the shares owned by Third Capital Partners.

         Mr. Jarratt has sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the shares owned by him.

         (c) On September 13, 2004, Third Capital Partners converted (i) the 9% Senior Secured Convertible Note issued by JB Oxford Holdings, Inc. to Third Capital Partners in the principal amount of $3.4 million, and (ii) the 9% Convertible Note issued by JB Oxford Holdings, Inc. to Third Capital Partners in the principal amount of $2.0 million, into an aggregate of 2,029,474 shares of the common stock of JB Oxford Holdings, Inc.

         (d) Not Applicable.

         (e) Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Agreement of Joint Filing


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

CUSIP No. 466107208

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2004                THIRD CAPITAL PARTNERS, LLC


                                         By:  /s/  Christopher L. Jarratt
                                              ---------------------------------
                                              Christopher L. Jarratt,
                                              Managing Member


                                              /s/  Christopher L. Jarratt
                                              ---------------------------------
                                              Christopher L. Jarratt,


                                 EXHIBIT INDEX

Exhibit 1            Agreement of Joint Filing


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

CUSIP No. 466107208

                                    EXHIBIT 1

                            Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons agree to file with the Securities and Exchange Commission the Amendment No. 5 to Schedule 13D to which this Agreement is attached as an exhibit, and agree that the Amendment No. 5 to Schedule 13D, as filed, is filed on behalf of each of them.

This Agreement may be executed in counterparts, each of which when executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: September 20, 2004                THIRD CAPITAL PARTNERS, LLC


                                         By:  /s/  Christopher L. Jarratt
                                              ---------------------------------
                                              Christopher L. Jarratt,
                                              Managing Member


                                              /s/  Christopher L. Jarratt
                                              ---------------------------------
                                              Christopher L. Jarratt,